CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                                CHICAGO, IL 60603


                                February 3, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 863
              Zacks Income Advantage Strategy Portfolio, Series 16
                              File No. 333-178550
--------------------------------------------------------------------------------

 Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on January 23, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 863, filed with the Securities and Exchange Commission (the "Commission") on December 16, 2011. The registration statement offers the Zacks Income Advantage Strategy Portfolio, Series 16 (the "Trust"). This letter serves to respond to your questions and comments concerning the Security Selection and Hypothetical Performance Information sections of the registration statement.

SECURITY SELECTION
------------------

     1. CLEARLY DEFINE THE OBJECTIVE PARAMETERS OF THE "OIL & ENERGY COMPANIES/ROYALTY TRUSTS" ASSET SEGMENT.

     Response: The disclosure has been revised. "Oil & Energy Companies/Royalty Trusts" are classified as those companies that, according to their most recent 10-K filing, derive the largest percentage of their total revenues from the oil and energy sector.

     2. PLEASE CLARIFY WHAT IS MEANT BY THE THIRD PARAGRAPH IN THE SECURITY SELECTION SECTION CONCERNING THE TRUST'S INVESTMENT IN CLOSED-END FUNDS AND THE SALES FEE, OPERATING EXPENSES AND ORGANIZATION COSTS OF THE TRUST.

     Response: This disclosure is intended to inform an investor that shares of each of the closed-end funds held by the Trust may be purchased directly, without purchasing units of the Trust and incurring the additional fees charged by the Trust. The disclosure has been revised and moved to the "Principal Risks" section of the Prospectus to avoid any confusion regarding the description of the Trust's security selection strategy.

     3. PLEASE CLARIFY WHETHER THE INITIAL UNIVERSE OF SECURITIES SUBJECT TO THE SECURITY SELECTION PROCESS INCLUDES SECURITIES TRADED ON "ALL" NORTH AMERICAN SECURITIES EXCHANGES OR SECURITIES THAT TRADE ON "AT LEAST ONE" NORTH AMERICAN SECURITIES EXCHANGE.

     Response: The disclosure has been updated to describe the initial universe of securities as those that trade on at least one North American securities exchange.

     4. THE FOURTH PARAGRAPH OF THE SECURITY SELECTION SECTION STATES THAT THE INITIAL UNIVERSE OF SECURITIES "INCLUDE, BUT ARE NOT LIMITED TO, CLOSED-END FUNDS, COMMON STOCKS, ADRS, MLPS, REITS, OIL/ENERGY COMPANIES AND EXCHANGE-TRADED FUNDS." PLEASE DELETE THE PHRASE "BUT ARE NOT LIMITED TO" AND PROVIDE AN EXHAUSTIVE LIST OF THE TYPES OF SECURITIES THAT ARE INCLUDED IN THE INITIAL UNIVERSE OF SECURITIES.

     Response: The disclosure has been revised to eliminate the phrase "but are not limited to." The list of the types of securities that comprise the initial universe of securities is complete.

     5. CLOSED-END FUND SEGMENT - IN THE FIRST BULLET POINT, LIQUIDITY IS DEFINED AS SHARE PRICE MULTIPLIED BY THE AVERAGE THREE-MONTH TRADING VOLUME. PLEASE UPDATE THIS DISCLOSURE TO INCLUDE THE DATES WHICH ARE USED TO MAKE THIS LIQUIDITY DETERMINATION. PLEASE ALSO UPDATE THIS DISCLOSURE IN THE FOLLOWING
SECTIONS: COMMON STOCK/ADR SEGMENT, MLP SEGMENT, AND OIL & ENERGY COMPANIES/ROYALTY TRUST SEGMENT.

     Response: The disclosure has been revised to make clear that the liquidity determination takes place as of the security selection date. Further, the disclosure has been updated to define liquidity as share price multiplied by the average of the most recent three-month trading volume of the security.

     6. CLOSED-END FUND SEGMENT - THE SECOND BULLET POINT STATES: "SELECT THE 15 CLOSED-END FUNDS WITH THE HIGHEST DIVIDEND YIELD AND WEIGHT THEM BASED ON THEIR YIELD TO MAKE UP 10% OF THE TRUST PORTFOLIO." PLEASE PROVIDE MORE DETAILED INFORMATION TO CLEARLY AND FULLY EXPLAIN HOW THE TRUST'S SECURITIES ARE WEIGHTED BASED ON YIELD, INCLUDING THE DATE ON WHICH THIS SELECTION AND WEIGHTING TAKES PLACE. PLEASE ALSO UPDATE THIS DISCLOSURE IN THE FOLLOWING SECTIONS: COMMON STOCK/ADR SEGMENT, MLP SEGMENT, AND REIT SEGMENT.

     Response: The second bullet point has been revised as follows:

     "Then, select the 15 closed-end funds with the highest dividend yield as of the selection date where dividend yield is defined as a fund's annual dividend divided by its market price per share. Weight the 15 closed-end funds based on their individual contribution to the aggregate dividend yield generated by the Closed-End Fund Segment, which will make up 10% of the trust portfolio."

     7. MLP SEGMENT - THE SECOND BULLET POINT STATES: "ELIMINATE THE 10% OF REMAINING MLPS WITH THE HIGHEST SHORT INTEREST, WHERE SHORT INTEREST IS DEFINED AS THE PERCENTAGE OF MLP SHARES OUTSTANDING THAT ARE HELD SHORT." PLEASE PROVIDE MORE DETAILED INFORMATION CONCERNING WHEN THIS DETERMINATION IS MADE AND WHICH REFERENCES ARE USED TO DETERMINE AN MLP'S SHORT INTEREST. PLEASE ALSO UPDATE THIS DISCLOSURE IN THE REIT SEGMENT SECTION.

     Response: The disclosure has been updated to clarify that short interest is defined as the percentage of MLP shares that are held short, as reported to the New York Stock Exchange or the Nasdaq Stock Market on the 15th day and last day of each month, with the most recent reporting used to select the 10% of MLPs with the highest short interest for elimination from consideration.

     8. FINAL TRUST PORTFOLIO CONSTRUCTION SCREEN - THE SECOND SENTENCE OF THIS SECTION STATES: "A FINAL LIQUIDITY CHECK IS PERFORMED TO ENSURE THE INVESTABILITY OF EACH SECURITY." PLEASE CLEARLY DESCRIBE WHAT IS MEANT BY "INVESTABILITY."

     Response: "Investability" refers to those securities which pass the liquidity screen described in the next sentence of the referenced paragraph. For clarity, the reference to investability has been deleted.

     9. FINAL TRUST PORTFOLIO CONSTRUCTION SCREEN - THE THIRD SENTENCE OF THIS SECTION STATES: "ANY SECURITY ELIGIBLE FOR INCLUSION IN THE TRUST PORTFOLIO WITH LIQUIDITY OF LESS THAN THE ESTIMATED TOTAL DOLLAR VALUE OF THE SECURITY IN THE TRUST PORTFOLIO MAY BE REMOVED AND REPLACED BY THE NEXT HIGHEST RANKED SECURITY IN THE SAME ASSET SEGMENT." PLEASE REVISE THE DISCLOSURE TO READ THAT A SECURITY "WILL" BE REMOVED IN SUCH INSTANCE OR DESCRIBE THE EXACT CIRCUMSTANCES UNDER WHICH A SECURITY IS REMOVED AND REPLACED.

     Response: The disclosure has been revised as follows:

     "A final liquidity check is performed as follows: Any security eligible for inclusion in the trust portfolio with liquidity of less than the estimated total dollar value of the security as of the security selection date will be removed from the trust portfolio and replaced by the next highest ranked security in the same asset segment."

HYPOTHETICAL PERFORMANCE INFORMATION
------------------------------------

     10. PLEASE DESCRIBE HOW THE HYPOTHETICAL PERFORMANCE RETURNS LISTED IN THE "COMPARISON OF TOTAL RETURN" TABLE ARE IMPACTED IF A SELECTED SECURITY IS DE-LISTED AND/OR IS THE SUBJECT OF A CORPORATE ACTION.

     Response: The hypothetical performance returns in the "Comparison of Total Return" table are generated by a portfolio of securities that is selected according to the Trust's Security Selection methodology as of the last business day of each year. If, at some point during the year, a security in the hypothetical portfolio is de-listed or the subject of a corporate action which causes it to no longer trade in the market, the security is removed from the hypothetical portfolio at the time it ceases to trade and the total return of the remaining securities in the hypothetical portfolio is calculated.

     11. IN DETERMINING THE HYPOTHETICAL PERFORMANCE RETURNS, ARE "PLACE HOLDER" SECURITIES USED IF A COMPANY THAT QUALIFIED UNDER THE SECURITY SELECTION PROCESS WAS NOT IN EXISTENCE FOR THE FULL 10 YEARS LISTED IN THE "COMPARISON OF TOTAL RETURN" TABLE. IF A COMPANY WAS ONLY IN EXISTENCE FOR A PORTION OF A LISTED YEAR, HOW WAS THE HYPOTHETICAL RETURN CALCULATED? WAS SUCH A RETURN ANNUALIZED IN CALCULATING THE HYPOTHETICAL STRATEGY RETURNS?

     Response: The hypothetical total returns for the security selection strategy listed in the "Comparison of Total Return" table are calculated based on a new application of the selection strategy on the last business day of each of the 10 years listed in the table. Because a new portfolio of securities is generated each year for the purpose of measuring the hypothetical performance of the selection strategy, it is not necessary that a particular company's security be available for the entire 10-year period.

     Only companies that were in existence as of the last business day of the year for which the hypothetical performance is measured are eligible for inclusion in the hypothetical portfolio. The returns of securities that are selected in a particular year but are de-listed during the year are not annualized in calculating the hypothetical strategy returns.

     12. THE SECOND SENTENCE OF THE FIRST PARAGRAPH OF THIS SECTION STATES THAT HYPOTHETICAL PERFORMANCE OF THE SECURITY SELECTION STRATEGY IS BASED ON THE ASSUMPTION THAT THE SELECTION STRATEGY IS USED TO SELECT A HYPOTHETICAL PORTFOLIO EACH YEAR. PLEASE UPDATE THE DISCLOSURE TO INCLUDE THE EXACT DATE ON WHICH THE HYPOTHETICAL PORTFOLIO IS SELECTED.

     Response: The disclosure has been revised to indicate that the hypothetical portfolio is selected on the last business day of the year preceding the year for which the return is listed.

     13. PLEASE ADD ADDITIONAL DISCLOSURE TO THIS SECTION TO FULLY AND CLEARLY STATE THAT THE HYPOTHETICAL STRATEGY RETURNS ARE NOT ACTUAL RETURNS OF THE TRUST AND ARE NOT GUARANTEED. FURTHERMORE, DISCLOSE THAT THE HYPOTHETICAL PERFORMANCE INFORMATION IS THE RETROACTIVE APPLICATION OF THE SECURITY SELECTION STRATEGY, WHICH WAS DESIGNED WITH THE FULL BENEFIT OF HINDSIGHT AND THE KNOWLEDGE OF ECONOMIC AND MARKET FACTORS THAT MAY HAVE POSITIVELY AFFECTED MARKET PERFORMANCE.

     Response: This section has been revised to include the requested disclosure.

     14. IN THE BULLET POINT LIST OF THE REASONS THAT THE ACTUAL RETURN OF THE TRUST WILL DIFFER FROM THE HYPOTHETICAL PERFORMANCE OF THE SELECTION STRATEGY, PLEASE ADD DISCLOSURE THAT FULLY AND CLEARLY STATES THAT THE HYPOTHETICAL STRATEGY RETURNS ARE RE-BALANCED EACH YEAR AS OF THE SAME DATE. IN ADDITION, PLEASE CLARIFY THE REFERENCE IN THE FOURTH BULLET POINT TO THE POSSIBILITY THAT THE TRUST MAY NOT BE "EQUALLY WEIGHTED" IN ALL STOCKS COMPRISING THE SELECTION STRATEGY.

     Response: This section has been revised for clarity.

     15. PLEASE ADD AN ADDITIONAL TABLE THAT SHOWS THE AVERAGE TOTAL RETURN FOR THE SELECTION STRATEGY AND THE CORRESPONDING INDEX FOR ONE, FIVE, AND TEN YEAR PERIODS.

     Response: An additional table has been added to the prospectus that shows the hypothetical average total return for the security selection strategy and the average total return for the corresponding index for the periods requested.

     16. PLEASE CONFIRM THAT THE HYPOTHETICAL STRATEGY RETURN FIGURES PRESENTED IN THE "COMPARISON OF TOTAL RETURN" TABLE DO NOT REFLECT THE APPLICATION OF LARGE PURCHASE SALES CHARGE REDUCTIONS OR EXCHANGE/ROLLOVER DISCOUNTS IN THE SALES FEE. PLEASE UPDATE THE DISCLOSURE AS NECESSARY.

     Response: The disclosure has been revised to indicate that the only discount to the Trust's sales charge reflected in the hypothetical strategy return figures listed in the "Comparison of Total Return" table is the rollover discount of 1% of the sales charge. This discount is applied in the calculation of the second through tenth years of the hypothetical strategy returns to represent the actual sales charge applied to proceeds that are rolled over from one series of the Trust to the next.

     17. PLEASE ADD A FOOTNOTE TO THE HYPOTHETICAL STRATEGY RETURN FIGURES PRESENTED IN THE "COMPARISON OF TOTAL RETURN" TABLE FOR THE YEARS 2003 AND 2009 STATING THAT THE HYPOTHETICAL RETURNS GENERATED IN THESE YEARS WERE EXCEPTIONAL IN COMPARISON TO THE BENCHMARK INDEX RETURNS. STATE THAT SUCH RETURNS ARE NOT EXPECTED TO BE REPEATED.

     Response: This disclosure has been added as requested.

     18. WHERE APPROPRIATE, PLEASE ADD THE WORD "HYPOTHETICAL" TO THE PHRASE "TOTAL RETURN" WHEN REFERENCING THE RETURNS OF THE SECURITY SELECTION STRATEGY.

     Response: The disclosure has been revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren

Enclosures